EXHIBIT 99.1

B2Gold Reports Q3 2024 Results; On Track to Meet Total 2024 Gold Production Revised Guidance; Year-To-Date Cash Operating Costs within Annual Guidance Range and Year-To-Date All-In Sustaining Costs Below Revised Annual Guidance Range

VANCOUVER, British Columbia, Nov. 06, 2024 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) announces its operational and financial results for the third quarter of 2024. All dollar figures are in United States dollars unless otherwise indicated.

2024 Third Quarter Highlights

  Total gold production of 180,553 ounces: Total gold production in the third quarter of 2024 was 180,553 ounces. At the Fekola Mine, production was lower than expected due to the delayed timing of mining high-grade ore and by lower than anticipated equipment productivity and inclement weather throughout the quarter that reduced the mined volumes of high-grade ore. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability at Fekola, reducing tonnes mined in the first and second quarters of 2024, which affected the availability of higher-grade ore for the third quarter of 2024. Masbate and Otjikoto both continued to outperform expectations in the third quarter.
  Total consolidated cash operating costs of $1,061 per gold ounce produced: Total consolidated cash operating costs (see “Non-IFRS Measures”) were $1,061 per gold ounce produced during the third quarter of 2024. Total consolidated cash operating costs of $865 per gold ounce produced for the first nine months of 2024 are at the mid-point of the Company's annual guidance range.
  Total consolidated all-in sustaining costs of $1,650 per gold ounce sold: Total consolidated all-in sustaining costs (see “Non-IFRS Measures”) were $1,650 per gold ounce sold for the third quarter of 2024. Total consolidated all-in sustaining costs of $1,405 per gold ounce sold for the first nine months of 2024 are below the Company’s revised annual guidance range.
  Attributable net loss of $0.48 per share; adjusted attributable net income of $0.02 per share: Net loss attributable to the shareholders of the Company in the third quarter of 2024 of $634 million ($0.48 per share), predominantly due to a non-cash impairment charge on the Goose Project as a result of the previously announced construction capital increases (see “Goose Project Development”). Adjusted net income (see “Non-IFRS Measures”) attributable to the shareholders of the Company was $29 million ($0.02 per share). Adjusted net income attributable to the shareholders of the Company in the third quarter was negatively impacted by one-time tax audit accruals of $30 million related to the agreement between the Company and the State of Mali in connection with the ongoing operation and governance of the Fekola Complex.
  Operating cash flow before working capital adjustments of $118 million: Cash flow provided by operating activities before working capital adjustments was $118 million in the third quarter of 2024.
  Strong financial position and liquidity: At September 30, 2024, the Company had cash and cash equivalents of $431 million and working capital (defined as current assets less current liabilities) of $419 million.
  Q4 2024 dividend of $0.04 per share declared: On November 6, 2024, B2Gold's Board of Directors declared a cash dividend for the fourth quarter of 2024 of $0.04 per common share (or upon payment $0.16 per share on an annualized basis), payable on December 12, 2024, to shareholders of record as of December 2, 2024.
  Goose Project construction and development remains on schedule for first gold pour in Q2 2025: All planned construction year to date in 2024 has been completed and project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by a ramp up to commercial production in the third quarter of 2025. The 2024 sealift was completed successfully on September 30, 2024, with ten ships and one barge having unloaded 123,000 cubic meters (“m3”) of dry cargo, more than 84 million liters of arctic grade diesel fuel and 58 additional trucks for the 2025 Winter Ice Road (“WIR”) campaign to the Marine Laydown Area (“MLA”) from global locations.
  Memorandum of Understanding with the State of Mali relating to the Fekola Complex: On September 11, 2024, the Company announced that it had entered into a Memorandum of Understanding (the “MOU Agreement”) with the State of Mali (the “State”) in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine (owned 80% by B2Gold and 20% by the State of Mali) and Fekola Regional. Under the MOU Agreement, the State agreed to expedite the issuance of exploitation permits for Fekola Regional and the approval of the exploitation phase for Fekola underground. Upon issuance of the exploitation permit for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, with the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources through the trucking of open pit ore to the Fekola mill. Initial gold production from Fekola underground is expected to commence in mid-2025.

Third Quarter 2024 Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	448,229	477,888	1,402,242	1,422,298
Net (loss) income ($ in thousands)	(631,032)	(34,770)	(617,328)	158,984
(Loss) earnings per share – basic(1) ($/ share)	(0.48)	(0.03)	(0.47)	0.10
(Loss) earnings per share – diluted(1) ($/ share)	(0.48)	(0.03)	(0.47)	0.10
Cash (used) provided by operating activities ($ thousands)	(16,099)	110,204	757,060	509,010
Average realized gold price ($/ ounce)	2,483	1,920	2,285	1,929
Adjusted net income(1)(2) ($ in thousands)	29,157	64,840	189,109	256,506
Adjusted earnings per share(1)(2) – basic ($)	0.02	0.05	0.14	0.21
Consolidated operations results:
Gold sold (ounces)	180,525	248,889	613,731	737,139
Gold produced (ounces)	180,553	225,052	599,133	721,732
Production costs ($ in thousands)	192,408	171,425	500,452	451,791
Cash operating costs(2) ($/ gold ounce sold)	1,066	689	815	613
Cash operating costs(2) ($/ gold ounce produced)	1,061	741	852	638
Total cash costs(2) ($/ gold ounce sold)	1,248	827	972	752
All-in sustaining costs(2) ($/ gold ounce sold)	1,650	1,273	1,400	1,177
Operations results including equity investment in Calibre:
Gold sold (ounces)	180,525	266,616	633,375	787,805
Gold produced (ounces)	180,553	242,838	618,777	772,395
Production costs ($ in thousands)	192,408	188,216	525,578	502,162
Cash operating costs(2) ($/ gold ounce sold)	1,066	706	830	637
Cash operating costs(2) ($/ gold ounce produced)	1,061	755	865	661
Total cash costs(2) ($/ gold ounce sold)	1,248	840	984	772
All-in sustaining costs(2) ($/ gold ounce sold)	1,650	1,272	1,405	1,182

(1) Attributable to the shareholders of the Company.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

Liquidity and Capital Resources

B2Gold continues to maintain a strong financial position and liquidity. At September 30, 2024, the Company had cash and cash equivalents of $431 million (December 31, 2023 - $307 million) and working capital (defined as current assets less current liabilities) of $419 million (December 31, 2023 - $397 million). During the quarter ended September 30, 2024, the Company drew down $200 million on the Company's $700 million revolving credit facility, leaving $500 million remaining available for future draw downs.

Fourth Quarter 2024 Dividend

On November 6, 2024, B2Gold’s Board of Directors declared a cash dividend for the fourth quarter of 2024 (the “Q4 2024 Dividend”) of $0.04 per common share (or upon payment $0.16 per share on an annualized basis), payable on December 12, 2024, to shareholders of record as of December 2, 2024.

In 2023, the Company implemented a Dividend Reinvestment Plan (“DRIP”). For the purposes of the Q4 2024 Dividend, the Company is pleased to announce that a discount of 3% will be applied to calculate the Average Market Price (as defined in the DRIP) of its common shares issued from treasury. However, the Company may, from time to time, in its discretion, change or eliminate any applicable discount, which would be publicly announced, all in accordance with the terms and conditions of the DRIP. Participation in the DRIP is optional. In order to participate in the DRIP in time for the Q4 2024 Dividend, registered shareholders must deliver a properly completed enrollment form to Computershare Trust Company of Canada by no later than 4:00 p.m. (Toronto time) on December 5, 2024. Beneficial shareholders who wish to participate in the DRIP should contact their financial advisor, broker, investment dealer, bank, financial institution, or other intermediary through which they hold common shares well in advance of the above date for instructions on how to enroll in the DRIP.

This dividend is designated as an “eligible dividend” for the purposes of the Income Tax Act (Canada). Dividends paid by B2Gold to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

The declaration and payment of future dividends and the amount of any such dividends will be subject to the determination of the Board, in its sole and absolute discretion, taking into account, among other things, economic conditions, business performance, financial condition, growth plans, expected capital requirements, compliance with B2Gold's constating documents, all applicable laws, including the rules and policies of any applicable stock exchange, as well as any contractual restrictions on such dividends, including any agreements entered into with lenders to the Company, and any other factors that the Board deems appropriate at the relevant time. There can be no assurance that any dividends will be paid at the intended rate or at all in the future.

For more information regarding the DRIP and enrollment in the DRIP, please refer to the Company's website at https://www.b2gold.com/investors/stock_info/.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

The Company has filed a registration statement relating to the DRIP with the U.S. Securities and Exchange Commission that may be obtained under the Company's profile on the U.S. Securities and Exchange Commission's website at http://www.sec.gov/EDGAR or by contacting the Company using the contact information at the end of this news release.

Operations

Fekola Complex - Mali

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	194,988	292,375	721,898	888,272
Gold sold (ounces)	78,889	152,239	318,005	460,139
Average realized gold price ($/ ounce)	2,472	1,921	2,270	1,930
Tonnes of ore milled	2,466,087	2,392,829	7,449,327	6,988,763
Grade (grams/ tonne)	1.07	1.82	1.40	2.17
Recovery (%)	92.7	92.1	92.7	91.9
Gold production (ounces)	78,207	128,942	308,931	447,233
Production costs ($ in thousands)	109,857	93,388	276,443	250,294
Cash operating costs(1) ($/ gold ounce sold)	1,393	613	869	544
Cash operating costs(1) ($/ gold ounce produced)	1,434	688	935	561
Total cash costs(1) ($/ gold ounce sold)	1,653	773	1,066	706
All-in sustaining costs(1) ($/ gold ounce sold)	2,287	1,261	1,583	1,125
Capital expenditures ($ in thousands)	64,464	83,166	198,205	211,112
Exploration ($ in thousands)	996	—	3,136	1,706

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali (owned 80% by the Company and 20% by the State of Mali) produced 78,207 ounces of gold in the third quarter of 2024, below expectations due to the delayed timing of mining of high-grade ore resulting in less high-grade ore processed during the quarter. For the third quarter of 2024, mill feed grade was 1.07 grams per tonne (“g/t”), mill throughput was 2.47 million tonnes, and gold recovery averaged 92.7%. Lower than anticipated equipment productivity and inclement weather throughout the quarter impacted the mined volumes of high-grade ore during the third quarter of 2024. Damage to an excavator and the subsequent need for replacement equipment impacted equipment availability for the first nine months of 2024, reducing tonnes mined during the first and second quarters of 2024, which affected the availability of higher-grade ore of Phase 7 of the Fekola pit resulting in less high-grade ore processed during the third quarter of 2024. The damaged machine has been replaced and the new unit operated for the full third quarter of 2024. The reduction in mining rates experienced in the first nine months of 2024 is expected to continue to impact the availability of higher-grade ore from Phase 7 of the Fekola pit during the fourth quarter of 2024 resulting in an expected decrease in Fekola production as compared to initial production estimates. Mining and processing of these ounces is now expected in the first quarter of 2025. Despite short term variations, overall, ore volumes and grades continue to reconcile relatively well with modelled values.

The Fekola Mine’s cash operating costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $1,434 per gold ounce produced ($1,393 per gold ounce sold). Cash operating costs per gold ounce produced for the third quarter of 2024 were higher than expected as a result of lower than anticipated gold production during the third quarter, partially offset by lower fuel costs, higher mill throughput, higher gold recovery and lower mining costs due to lower than expected mined tonnage.

All-in sustaining costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $2,287 per gold ounce sold. All-in sustaining costs were higher than expected as a result of higher than anticipated production costs per gold ounce sold, lower than expected gold ounces sold, higher than anticipated sustaining capital expenditures due to the timing of expenditures and higher gold royalties resulting from a higher than anticipated average realized gold price.

Capital expenditures in the third quarter of 2024 totalled $64 million primarily consisting of $12 million for deferred stripping, $10 million for mobile equipment purchases and rebuilds, $7 million for the construction of a new tailings storage facility, $20 million for Fekola underground development and $11 million for solar plant expansion. All solar panels, inverters, transformers and the tracking system have been installed for the solar plant expansion and the solar field was energized on September 29, 2024. Commissioning has continued with final completion of the solar plant expansion expected by the end of November 2024.

As a result of the delay in accessing higher-grade ounces from Phase 7 of the Fekola pit, production from the Fekola Complex is expected to be towards the low end of Fekola's revised guidance range of between 420,000 and 450,000 ounces of gold in 2024. Cash operating costs and all-in sustaining costs are expected to be towards the upper ends of their respective revised guidance ranges of between $870 and $930 per ounce and $1,510 and $1,570 per ounce.

Fekola Regional Development

The Fekola Complex is comprised of the Fekola Mine (Medinandi permit hosting the Fekola and Cardinal pits and Fekola underground) and Fekola Regional (Anaconda Area (Bantako, Menankoto, and Bakolobi permits) and the Dandoko permit).

The development of Fekola Regional is expected to demonstrate positive economics through the enhancement of the overall production profile and the extension of mine life of the Fekola Complex. Based on B2Gold’s preliminary planning, Fekola Regional could provide selective higher-grade saprolite material (average annual grade of up to 2.2 g/t gold) to be trucked approximately 20 kilometers (“km”) and fed into the Fekola mill at a rate of up to 1.5 million tonnes per annum.

On September 11, 2024, the Company announced the MOU Agreement with the State in connection with the ongoing operation and governance of the Fekola Complex, including the development of both the underground project at the Fekola Mine and Fekola Regional. Under the MOU Agreement, the State agreed to expedite the issuance of exploitation permits for Fekola Regional and the approval of the exploitation phase of Fekola underground. Upon issuance of the exploitation permit for Fekola Regional, mining operations will begin with initial gold production expected to commence in early 2025, with the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources through the trucking of open pit ore to the Fekola mill. Initial gold production from Fekola underground is expected to commence in mid-2025.

Masbate Mine – The Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	120,115	97,556	328,165	265,839
Gold sold (ounces)	47,960	50,950	142,260	137,300
Average realized gold price ($/ ounce)	2,504	1,915	2,307	1,936
Tonnes of ore milled	2,197,112	2,155,170	6,409,631	6,224,572
Grade (grams/ tonne)	0.98	1.01	0.97	0.99
Recovery (%)	72.4	73.0	72.4	73.6
Gold production (ounces)	50,215	51,170	144,512	147,012
Production costs ($ in thousands)	42,697	44,056	123,070	117,219
Cash operating costs(1) ($/ gold ounce sold)	890	865	865	854
Cash operating costs(1) ($/ gold ounce produced)	811	834	839	844
Total cash costs(1) ($/ gold ounce sold)	1,039	993	1,002	979
All-in sustaining costs(1) ($/ gold ounce sold)	1,167	1,124	1,174	1,152
Capital expenditures ($ in thousands)	5,192	5,896	20,229	20,947
Exploration ($ in thousands)	1,290	774	3,039	2,741

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Masbate Mine in the Philippines continued its strong performance with third quarter of 2024 gold production of 50,215 ounces, above expectations due to higher mill throughput and higher than expected mill feed grade. For the third quarter of 2024, mill feed grade was 0.98 g/t, mill throughput was 2.20 million tonnes, and gold recovery averaged 72.4%, lower than expected. Lower gold recovery in the third quarter was a result of mining additional lower recovery high-grade sulphide ore during the third quarter. Actual gold recovery for the third quarter of 2024 remained in line with modeled recovery values for the ore mined.

The Masbate Mine's cash operating costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $811 per gold ounce produced ($890 per gold ounce sold). Cash operating costs per gold ounce produced for the third quarter of 2024 were significantly lower than expected as a result of higher gold production, lower than anticipated mining and processing costs, higher mill productivity and lower fuel costs.

All-in sustaining costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $1,167 per ounce sold. All-in sustaining costs for the third quarter of 2024 were significantly lower than expected as a result of lower than anticipated production costs per gold ounce sold, higher than expected gold ounces sold and lower than expected sustaining capital expenditures.

Capital expenditures in the third quarter of 2024 totalled $5 million, primarily consisting of $2 million for mobile equipment purchases and rebuilds and $1 million for expansion of the existing tailings storage facility.

The Masbate Mine is expected to produce between 175,000 and 195,000 ounces of gold in 2024. Cash operating costs and all-in sustaining costs are expected to be at or below the low end of their respective revised guidance ranges of between $910 and $970 per ounce and $1,260 and $1,320 per ounce.

Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Gold revenue ($ in thousands)	133,126	87,957	352,179	268,187
Gold sold (ounces)	53,676	45,700	153,466	139,700
Average realized gold price ($/ ounce)	2,480	1,925	2,295	1,920
Tonnes of ore milled	872,722	855,740	2,549,847	2,554,747
Grade (grams/ tonne)	1.88	1.66	1.80	1.57
Recovery (%)	98.8	98.4	98.6	98.6
Gold production (ounces)	52,131	44,940	145,690	127,487
Production costs ($ in thousands)	39,854	33,981	100,939	84,278
Cash operating costs(1) ($/ gold ounce sold)	742	744	658	603
Cash operating costs(1) ($/ gold ounce produced)	740	785	687	671
Total cash costs(1) ($/ gold ounce sold)	841	820	749	680
All-in sustaining costs(1) ($/ gold ounce sold)	896	1,178	963	1,074
Capital expenditures ($ in thousands)	609	13,290	26,128	46,266
Exploration ($ in thousands)	1,888	963	5,191	2,453

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, continued to outperform during the third quarter of 2024, producing 52,131 ounces of gold, above expectations as a result of higher than anticipated mill feed grade and higher than expected mill throughput. For the third quarter of 2024, mill feed grade was 1.88 g/t, mill throughput was 0.87 million tonnes, and gold recovery averaged 98.8%. Ore production from the Wolfshag underground mine for the third quarter of 2024 averaged over 1,800 tonnes per day at an average grade of 3.64 g/t gold.

The Otjikoto Mine's cash operating costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $740 per gold ounce produced ($742 per ounce gold sold). Cash operating costs per gold ounce produced for the third quarter of 2024 were lower than anticipated due to higher than expected gold production in the third quarter of 2024.

All-in sustaining costs (see “Non-IFRS Measures”) for the third quarter of 2024 were $896 per gold ounce sold. All-in sustaining costs for the third quarter of 2024 were lower than expected as a result of lower than expected cash operating costs and higher gold ounces sold, partially offset by higher gold royalties due to a higher than anticipated average realized gold price.

Capital expenditures for the third quarter of 2024 totalled $1 million for Wolfshag underground mine development.

The Otjikoto Mine is expected to produce between 185,000 and 205,000 ounces of gold in 2024 at cash operating costs of between $685 and $745 per ounce and all-in sustaining costs at or below the lower end of its guidance range of between $960 and $1,020 per ounce.

Goose Project Development

The Back River Gold District consists of five mineral claims blocks along an 80 km belt. Construction is underway at the most advanced project in the district, the Goose Project, and has been de-risked with significant infrastructure currently in place.

B2Gold recognizes that respect and collaboration with the Kitikmeot Inuit Association (“KIA”) is central to the license to operate in the Back River Gold District and will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. B2Gold looks forward to continuing to build on its strong collaboration with the KIA and Kitikmeot Communities.

As announced in May 2024, development of the open pit and underground was slightly behind schedule due to equipment availability (commissioning and availability of the open pit equipment), adverse weather conditions and the prioritization of critical path construction activities. An additional three months of mining was added to the schedule to ensure that the Umwelt open pit, underground development, and crown pillar activities align and that there is sufficient tailings storage capacity in the Echo open pit. With the schedule change, the mill is expected to start wet commissioning in the second quarter of 2025 with ramp up to full production in the third quarter of 2025. The Company continues to estimate that gold production in calendar year 2025 will be between 120,000 ounces and 150,000 ounces. The updated production profile has resulted in the Company now estimating that average annual gold production for the six year period from 2026 to 2031 will increase to be in excess of 310,000 ounces per year. The Company remains on track to complete an updated Goose Project life of mine plan by the end of the first quarter of 2025.

B2Gold successfully completed the 2024 WIR campaign in the second quarter of 2024 and delivered all necessary materials from the MLA to complete the construction of the Goose Project. All planned construction year to date in 2024 has been completed and project construction and development continues to progress on track for first gold pour at the Goose Project in the second quarter of 2025 followed by ramp up to commercial production in the third quarter of 2025. The 2024 sealift was completed successfully on September 30, 2024, with ten ships and one barge having unloaded 123,000 m3 of dry cargo, more than 84 million liters of arctic grade diesel fuel and 58 additional trucks for the 2025 WIR campaign to the MLA from global locations. Sealift offloading performance significantly increased throughout the 2024 sealift due to a newly constructed barge ramp. Current activities at the MLA now include continued maintenance and preparation of the WIR construction and haulage fleet and staging all materials for shipment on the 2025 WIR to the Goose Project site.

Development of the open pit and underground remain the Company’s primary focus to ensure that adequate material is available for mill startup and that the Echo pit is available for tailings placement. Mining of the Echo pit is meeting production targets and is anticipated to be ready to receive tailings when the mill starts. The underground mine remains on schedule for commencement of production by the end of the second quarter of 2025.

In the third quarter and first nine months of 2024, the Company incurred cash expenditures of $121 million (C$165 million) and $366 million (C$498 million), respectively, for the Goose Project on construction and mine development activities and $110 million (C$150 million) and $155 million (C$211 million), respectively, on supplies inventory.

As announced on September 12, 2024, the total Goose Project construction, mine development, and sustaining capital cash expenditures estimate (the “Total Goose Project Construction and Mine Development Cost”) before first gold production estimate is C$1,540 million, a C$290 million (or 23%) increase from the previous estimate from January 2024. Approximately 52% (or C$150 million) of the increase can be attributed to the one quarter delay in first gold production previously disclosed, combined with the acceleration of capital items that were previously anticipated to occur after first gold production. The acceleration of certain capital items is expected to make the Goose Project a more reliable and de-risked operation upon mill startup. The accelerated capital items include accelerated purchases of mining equipment versus the previous estimate to ensure continued growth in mining rates through 2025, the building of an accommodation complex at the MLA which will reduce ongoing annual costs associated with running the WIR, the construction of critical infrastructure at the Goose Project site, inclusive of warehousing, maintenance, mine dry facility, camp facility expansion, and the design acceleration of a reverse osmosis plant to optimize water management and lower ongoing operating costs. Approximately 24% (or C$70 million) of the increase in the Total Goose Project Construction and Mine Development Cost can be attributed to the increased cost of the logistics of shipping materials to the Goose Project site.

As a result of the previously announced increases to the Total Goose Project Construction and Mine Development Cost before first gold production estimate, the Company incurred a non-cash impairment of $661 million on the Goose Project carrying value in the third quarter of 2024.

Gramalote Project Development

On June 18, 2024, the Company announced the results of a positive Preliminary Economic Assessment (“PEA”) on its 100% owned Gramalote Project located in the Department of Antioquia, Colombia. The PEA outlines a significant production profile with average annual gold production of 185,000 ounces over a 12.5 year project life with a low-cost structure and favorable metallurgical characteristics. Additionally, the PEA outlines strong project economics with an after-tax NPV5% of $778 million and an after-tax internal rate of return of 20.6%, with a project payback on pre-production capital of 3.1 years.

The estimated pre-production capital cost for the project is $807 million (including approximately $93 million for mining equipment and $63 million for contingency). A robust amount of historical drilling and engineering studies have been completed on the Gramalote Project, which significantly de-risks future project development. Based on the positive results from the PEA, B2Gold believes that the Gramalote Project has the potential to become a medium-scale, low-cost open pit gold mine.

B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board. Due to the work completed for previous studies, the work remaining to finalize a feasibility study for the updated medium-scale project is not expected to be extensive. The main work programs for the feasibility study include geotechnical and environmental site investigations for the processing plant and waste dump footprints, as well as capital and operating cost estimates.

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Environment Impact Study is required. B2Gold has commenced work on the modifications to the Environment Impact Study and expect it to be completed and submitted shortly following the completion of the feasibility study. If the final economics of the feasibility study are positive and B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

Outlook

Total gold production for 2024 is forecast to be towards the low end of the Company's guidance range of between 800,000 and 870,000 ounces, including 20,000 ounces of attributable production from Calibre Mining Corp (“Calibre”).

Gold production in 2025 is expected to increase significantly relative to 2024 as a result of the scheduled mining and processing of higher-grade ore from the Fekola and Cardinal pits made accessible by the meaningful stripping campaign that has been undertaken throughout 2024, the expected full year of contribution from Fekola Regional, which is anticipated to contribute between 80,000 and 100,000 ounces of additional production, and commencement of mining the higher-grade Fekola underground (subject to receipt of necessary permits for Fekola Regional and Fekola underground).

Upon completion of construction activities at the Goose Project, the mine is expected to commence gold production in the second quarter of 2025 and contribute between 120,000 and 150,000 ounces of gold in calendar year 2025. Over the first six full calendar years of operation from 2026 to 2031, the average annual gold production for the Goose Project is estimated to be in excess of 310,000 ounces of gold per year.

The positive PEA results on the Company’s 100% owned Gramalote Project, located in the Department of Antioquia, Colombia, outlines a significant production profile with average annual gold production of 234,000 ounces per year for the first five years of production, and strong project economics over a 12.5 year project life. As a result, B2Gold has commenced feasibility work with the goal of completing a feasibility study by mid-2025 and a $10 million budget has been approved by the Board.

Following the release of an initial Inferred Mineral Resource Estimate for the Springbok Zone, the southernmost shoot of the recently discovered Antelope deposit, located approximately three km south of the Otjikoto Phase 5 open pit at the Otjikoto Mine in Namibia, in the second quarter of 2024, the Company has commenced a PEA which is expected to be completed in the first half of 2025. Subject to receipt of a positive PEA and permit, mining of the Springbok Zone, coupled with the exploration potential of the greater Antelope deposit, could begin to contribute to gold production at Otjikoto in 2026. The Antelope deposit has the potential to supplement the processing of low-grade stockpiles at the Otjikoto Mine through 2031, with the goal of increasing gold production levels to over 100,000 ounces per year from 2026 through 2031.

The Company’s ongoing strategy is to continue to maximize profitable production from its existing mines, maintain a strong financial position, realize the significant potential increase in gold production from the Company's existing development projects, continue exploration programs across the Company's robust land packages, evaluate new exploration, development and production opportunities and continue to return capital to shareholders.

Third Quarter 2024 Financial Results - Conference Call Details

B2Gold executives will host a conference call to discuss the results on Thursday, November 7, 2024, at 8:00 am PT / 11:00 am ET.

Participants may register for the conference call here: registration link. Upon registering, participants will receive a calendar invitation by email with dial in details and a unique PIN. This will allow participants to bypass the operator queue and connect directly to the conference. Registration will remain open until the end of the conference call. Participants may also dial in using the numbers below:

  Toll-free in U.S. and Canada: +1 (844) 763-8274
  All other callers: +1 (647) 484-8814

The conference call will be available for playback for two weeks by dialing toll-free in the U.S. and Canada: +1 (855) 669-9658, replay access code 4078435. All other callers: +1 (412) 317-0088, replay access code 4078435.

About B2Gold

B2Gold is a low-cost international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Mali, Namibia and the Philippines, the Goose Project under construction in northern Canada and numerous development and exploration projects in various countries including Mali, Colombia and Finland. B2Gold forecasts total consolidated gold production of between 800,000 and 870,000 ounces in 2024.

Qualified Persons

Bill Lytle, Senior Vice President and Chief Operating Officer, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Andrew Brown, P. Geo., Vice President, Exploration, a qualified person under NI 43-101, has approved the scientific and technical information related to exploration and mineral resource matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production results and production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 14, 2024 for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: remaining well positioned for continued strong operational and financial performance in 2024; projected gold production, cash operating costs and AISC on a consolidated and mine by mine basis in 2024; total consolidated gold production of between 800,000 and 870,000 ounces (including 20,000 attributable ounces from Calibre) in 2024, with cash operating costs of between $835 and $895 per ounce and AISC of between $1,420 and $1,480 per ounce; B2Gold's continued prioritization of developing the Goose Project in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the Goose Project capital cost being approximately C$1,190 million and the net cost of open pit and underground development, deferred stripping, and sustaining capital expenditures to be incurred prior to first gold production being approximately C$350 million and the cost for reagents and other working capital items being C$330 million; the Goose Project producing approximately 310,000 ounces of gold per year for the first six years; the potential for first gold production in the second quarter of 2025 from the Goose Project and the estimates of such production; trucking of selective higher-grade saprolite material from the Anaconda Area to the Fekola mill having the potential to generate approximately 80,000 to 100,000 ounces of additional gold production per year from Fekola Regional sources; the receipt of the exploitation permit for Fekola Regional and Fekola Regional production expected to commence at the beginning of 2025; the receipt of a permit for Fekola underground and Fekola underground commencing operation in mid-2025; the potential for the Antelope deposit to be developed as an underground operation and contribute gold during the low-grade stockpile processing in 2026 through 2031; the results and estimates in the Gramalote PEA, including the project life, average annual gold production, processing rate, capital cost, net present value, after-tax net cash flow, after-tax internal rate of return and payback; the timing and results of a feasibility study on the Gramalote Project; and the potential to develop the Gramalote Project as an open pit gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; risks affecting Calibre having an impact on the value of the Company's investment in Calibre, and potential dilution of our equity interest in Calibre; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

B2GOLD CORP.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023

Gold revenue	$448,229	$477,888	$1,402,242	$1,422,298

Cost of sales
Production costs	(192,408)	(171,425)	(500,452)	(451,791)
Depreciation and depletion	(88,051)	(101,568)	(273,505)	(293,388)
Royalties and production taxes	(32,929)	(34,389)	(96,045)	(102,661)
Total cost of sales	(313,388)	(307,382)	(870,002)	(847,840)

Gross profit	134,841	170,506	532,240	574,458

General and administrative	(13,283)	(13,064)	(40,389)	(41,170)
Share-based payments	(5,069)	(4,289)	(14,815)	(15,734)
Impairment of long-lived assets	(661,160)	(111,597)	(876,376)	(116,482)
Gain on sale of mining interests	7,453	—	56,115	—
Gain on sale of shares in associate	—	—	16,822	—
Non-recoverable input taxes	(3,353)	(1,191)	(10,352)	(4,237)
Share of net (loss) income of associates	(98)	5,561	4,581	17,549
Foreign exchange gains (losses)	5,893	(11,739)	(7,842)	(14,588)
Community relations	(855)	(1,158)	(1,786)	(3,883)
Write-down of mining interests	—	(565)	(636)	(17,022)
Restructuring charges	—	(5,071)	—	(12,151)
Other (expense) income	(26,550)	130	(34,304)	(4,159)
Operating (loss) income	(562,181)	27,523	(376,742)	362,581

Interest and financing expense	(6,966)	(3,190)	(24,002)	(9,032)
Interest income	4,011	3,887	17,137	15,741
Change in fair value of gold stream	(1,957)	7,600	(21,196)	6,500
Losses on dilution on associate	—	—	(8,984)	—
(Losses) gains on derivative instruments	(6,378)	5,667	(5,674)	6,092
Other income (expense)	1,777	(951)	1,932	(5,069)
(Loss) income from operations before taxes	(571,694)	40,536	(417,529)	376,813

Current income tax, withholding and other taxes	(74,804)	(68,210)	(233,085)	(216,155)
Deferred income tax recovery (expense)	15,466	(7,096)	33,286	(1,674)
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984

Attributable to:
Shareholders of the Company	$(633,757)	$(43,070)	$(618,010)	$123,321
Non-controlling interests	2,725	8,300	682	35,663
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984

(Loss) earnings per share (attributable to shareholders of the Company)
Basic	$(0.48)	$(0.03)	$(0.47)	$0.10
Diluted	$(0.48)	$(0.03)	$(0.47)	$0.10

Weighted average number of common shares outstanding (in thousands)
Basic	1,310,994	1,297,175	1,307,134	1,208,942
Diluted	1,310,994	1,297,175	1,307,134	1,213,349

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30 (Expressed in thousands of United States dollars) (Unaudited)

	For the three months ended Sept. 30, 2024	For the three months ended Sept. 30, 2023	For the nine months ended Sept. 30, 2024	For the nine months ended Sept. 30, 2023
Operating activities
Net (loss) income for the period	$(631,032)	$(34,770)	$(617,328)	$158,984
Mine restoration provisions settled	(527)	(344)	(1,468)	(923)
Non-cash charges, net	749,620	228,448	1,134,534	462,088
Proceeds from prepaid sales	—	—	500,023	—
Changes in non-cash working capital	3,576	(28,339)	(54,148)	(7,061)
Changes in long-term inventory	(101,769)	(32,296)	(117,465)	(36,995)
Changes in long-term value added tax receivables	(35,967)	(22,495)	(87,088)	(67,083)
Cash (used) provided by operating activities	(16,099)	110,204	757,060	509,010

Financing activities
Drawdown of revolving credit facility	200,000	—	200,000	—
Repayment of revolving credit facility	—	—	(150,000)	—
Extinguishment of gold stream and construction financing obligations	—	—	—	(111,819)
Repayment of equipment loan facilities	(2,980)	(3,448)	(8,886)	(9,913)
Interest and commitment fees paid	(1,075)	(1,343)	(5,744)	(3,463)
Cash proceeds from stock option exercises	569	6,486	3,014	12,394
Dividends paid	(46,112)	(45,378)	(137,970)	(140,084)
Principal payments on lease arrangements	(2,797)	(1,135)	(5,385)	(4,624)
Distributions to non-controlling interests	(5,412)	(13,601)	(12,700)	(17,881)
Other	(512)	(862)	450	725
Cash provided (used) by financing activities	141,681	(59,281)	(117,221)	(274,665)

Investing activities
Expenditures on mining interests:
Fekola Mine	(64,464)	(83,166)	(198,205)	(211,112)
Masbate Mine	(5,192)	(5,896)	(20,229)	(20,947)
Otjikoto Mine	(609)	(13,290)	(26,128)	(46,266)
Goose Project	(120,974)	(88,082)	(366,129)	(156,694)
Fekola Regional Properties	(3,992)	(16,535)	(13,417)	(46,345)
Gramalote Project	(3,357)	(854)	(10,227)	(2,568)
Other exploration	(18,752)	(17,770)	(39,164)	(58,313)
Cash proceeds on sale of investment in associate	—	—	100,302	—
Cash proceeds on sale of long-term investment	58,627	—	77,288	—
Purchase of shares in associates	(9,089)	—	(9,089)	—
Cash proceeds from sale of mining interests	7,500	—	7,500	—
Purchase of long-term investments	(664)	(879)	(6,916)	(32,759)
Funding of reclamation accounts	(2,290)	(2,189)	(4,995)	(4,829)
Cash acquired on acquisition of Sabina Gold & Silver Corp.	—	—	—	38,083
Transaction costs paid on acquisition of Sabina Gold & Silver Corp.	—	—	—	(6,672)
Other	(89)	(6,286)	(1,925)	(9,498)
Cash used by investing activities	(163,345)	(234,947)	(511,334)	(557,920)

(Decrease) increase in cash and cash equivalents	(37,763)	(184,024)	128,505	(323,575)

Effect of exchange rate changes on cash and cash equivalents	2,036	(12,614)	(4,287)	(18,802)
Cash and cash equivalents, beginning of period	466,840	506,207	306,895	651,946
Cash and cash equivalents, end of period	$431,113	$309,569	$431,113	$309,569

B2GOLD CORP. CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States dollars) (Unaudited)

	As at September 30, 2024	As at December 31, 2023
Assets
Current
Cash and cash equivalents	$431,113	$306,895
Accounts receivable, prepaids and other	54,097	27,491
Value-added and other tax receivables	58,157	29,848
Inventories	378,121	346,495
	921,488	710,729

Long-term investments	89,045	86,007
Value-added tax receivables	282,803	199,671
Mining interests	3,096,562	3,563,490
Investment in associates	93,368	134,092
Long-term inventories	213,195	100,068
Other assets	69,285	63,635
Deferred income taxes	22,991	16,927
	$4,788,737	$4,874,619
Liabilities
Current
Accounts payable and accrued liabilities	$174,563	$167,117
Current income and other taxes payable	156,981	120,679
Current portion of prepaid gold sales	134,779	—
Current portion of long-term debt	17,288	16,256
Current portion of gold stream obligation	3,400	—
Current portion of mine restoration provisions	1,713	3,050
Other current liabilities	13,613	6,369
	502,337	313,471

Long-term debt	221,890	175,869
Gold stream obligation	157,396	139,600
Prepaid gold sales	393,138	—
Mine restoration provisions	116,485	104,607
Deferred income taxes	161,889	188,106
Employee benefits obligation	20,129	19,171
Other long-term liabilities	26,393	23,820
	1,599,657	964,644
Equity
Shareholders’ equity
Share capital	3,492,261	3,454,811
Contributed surplus	83,844	84,970
Accumulated other comprehensive loss	(96,208)	(125,256)
Retained (deficit) earnings	(442,705)	395,854
	3,037,192	3,810,379
Non-controlling interests	151,888	99,596
	3,189,080	3,909,975
	$4,788,737	$4,874,619

NON-IFRS MEASURES

Cash operating costs per gold ounce sold and total cash costs per gold ounce sold

‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.

Cash cost figures are calculated on a sales basis in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per gold ounce sold are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce sold and total cash costs per gold ounce sold to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	32,929	—	32,929

Total cash costs	130,368	49,817	45,152	225,337	—	225,337

Gold sold (ounces)	78,889	47,960	53,676	180,525	—	180,525

Cash operating costs per ounce ($/ gold ounce sold)	1,393	890	742	1,066	—	1,066

Total cash costs per ounce ($/ gold ounce sold)	1,653	1,039	841	1,248	—	1,248

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	34,389	1,303	35,692

Total cash costs	117,721	50,612	37,481	205,814	18,094	223,908

Gold sold (ounces)	152,239	50,950	45,700	248,889	17,727	266,616

Cash operating costs per ounce ($/ gold ounce sold)	613	865	744	689	947	706

Total cash costs per ounce ($/ gold ounce sold)	773	993	820	827	1,021	840

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	96,045	1,565	97,610

Total cash costs	339,004	142,490	115,003	596,497	26,691	623,188

Gold sold (ounces)	318,005	142,260	153,466	613,731	19,644	633,375

Cash operating costs per ounce ($/ gold ounce sold)	869	865	658	815	1,279	830

Total cash costs per ounce ($/ gold ounce sold)	1,066	1,002	749	972	1,359	984

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	102,661	3,635	106,296

Total cash costs	324,979	134,473	95,000	554,452	54,006	608,458

Gold sold (ounces)	460,139	137,300	139,700	737,139	50,666	787,805

Cash operating costs per ounce ($/ gold ounce sold)	544	854	603	613	994	637

Total cash costs per ounce ($/ gold ounce sold)	706	979	680	752	1,066	772

Cash operating costs per gold ounce produced

In addition to cash operating costs on a per gold ounce sold basis, the Company also presents cash operating costs on a per gold ounce produced basis. Cash operating costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The tables below show a reconciliation of cash operating costs per gold ounce produced to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	192,408	—	192,408
Inventory sales adjustment	2,330	(1,955)	(1,294)	(919)	—	(919)

Cash operating costs	112,187	40,742	38,560	191,489	—	191,489

Gold produced (ounces)	78,207	50,215	52,131	180,553	—	180,553

Cash operating costs per ounce ($/ gold ounce produced)	1,434	811	740	1,061	—	1,061

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	171,425	16,791	188,216
Inventory sales adjustment	(4,673)	(1,388)	1,294	(4,767)	—	(4,767)

Cash operating costs	88,715	42,668	35,275	166,658	16,791	183,449

Gold produced (ounces)	128,942	51,170	44,940	225,052	17,786	242,838

Cash operating costs per ounce ($/ gold ounce produced)	688	834	785	741	944	755

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	500,452	25,126	525,578
Inventory sales adjustment	12,505	(1,767)	(854)	9,884	—	9,884

Cash operating costs	288,948	121,303	100,085	510,336	25,126	535,462

Gold produced (ounces)	308,931	144,512	145,690	599,133	19,644	618,777

Cash operating costs per ounce ($/ gold ounce produced)	935	839	687	852	1,279	865

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	451,791	50,371	502,162
Inventory sales adjustment	543	6,792	1,232	8,567	—	8,567

Cash operating costs	250,837	124,011	85,510	460,358	50,371	510,729

Gold produced (ounces)	447,233	147,012	127,487	721,732	50,663	772,395

Cash operating costs per ounce ($/ gold ounce produced)	561	844	671	638	994	661

All-in sustaining costs per gold ounce

In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The original World Gold Council standard became effective January 1, 2014 with further updates announced on November 16, 2018 which were effective starting January 1, 2019.

Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. The Company has applied the principles of the World Gold Council recommendations and has reported all-in sustaining costs on a sales basis. Other companies may calculate these measures differently.

B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalties and production taxes, capital expenditures and exploration costs that are sustaining in nature, sustaining lease expenditures, corporate general and administrative costs, share-based payment expenses related to restricted share units/deferred share units/performance share units/restricted phantom units ("RSUs/DSUs/PSUs/RPUs"), community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces sold to arrive at a per ounce figure.

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	109,857	42,697	39,854	—	192,408	—	192,408
Royalties and production taxes	20,511	7,120	5,298	—	32,929	—	32,929
Corporate administration	2,736	537	806	9,204	13,283	—	13,283
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	28	—	—	3,622	3,650	—	3,650
Community relations	168	109	578	—	855	—	855
Reclamation liability accretion	479	321	245	—	1,045	—	1,045
Realized losses on derivative contracts	55	32	21	—	108	—	108
Sustaining lease expenditures	82	312	234	502	1,130	—	1,130
Sustaining capital expenditures(2)	45,533	4,644	575	—	50,752	—	50,752
Sustaining mine exploration(2)	996	203	485	—	1,684	—	1,684

Total all-in sustaining costs	180,445	55,975	48,096	13,328	297,844	—	297,844

Gold sold (ounces)	78,889	47,960	53,676	—	180,525	—	180,525

All-in sustaining cost per ounce ($/ gold ounce sold)	2,287	1,167	896	—	1,650	—	1,650

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	64,464	5,192	609	70,265	—	70,265
Fekola underground	(20,252)	—	—	(20,252)	—	(20,252)
Road construction	1,321	—	—	1,321	—	1,321
Land acquisitions	—	(528)	—	(528)	—	(528)
Other	—	(20)	(34)	(54)	—	(54)

Sustaining capital expenditures	45,533	4,644	575	50,752	—	50,752

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2024 (dollars in thousands):

	For the three months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	996	1,290	1,888	4,174	—	4,174
Regional exploration	—	(1,087)	(1,403)	(2,490)	—	(2,490)

Sustaining mine exploration	996	203	485	1,684	—	1,684

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	93,388	44,056	33,981	—	171,425	16,791	188,216
Royalties and production taxes	24,333	6,556	3,500	—	34,389	1,303	35,692
Corporate administration	2,077	623	1,269	8,961	12,930	658	13,588
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	4,325	4,334	—	4,334
Community relations	642	24	492	—	1,158	—	1,158
Reclamation liability accretion	381	290	286	—	957	—	957
Realized gains on derivative contracts	(1,317)	(972)	(232)	—	(2,521)	—	(2,521)
Sustaining lease expenditures	72	302	274	487	1,135	—	1,135
Sustaining capital expenditures(2)	72,454	5,617	13,290	—	91,361	3,388	94,749
Sustaining mine exploration(2)	—	774	963	—	1,737	19	1,756

Total all-in sustaining costs	192,039	57,270	53,823	13,773	316,905	22,159	339,064

Gold sold (ounces)	152,239	50,950	45,700	—	248,889	17,727	266,616

All-in sustaining cost per ounce ($/ gold ounce sold)	1,261	1,124	1,178	—	1,273	1,250	1,272

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	83,166	5,896	13,290	102,352	3,388	105,740
Road construction	(216)	—	—	(216)	—	(216)
Fekola underground	(10,496)	—	—	(10,496)	—	(10,496)
Other	—	(279)	—	(279)	—	(279)

Sustaining capital expenditures	72,454	5,617	13,290	91,361	3,388	94,749

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the three months ended September 30, 2023 (dollars in thousands):

	For the three months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	—	774	963	1,737	19	1,756
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	—	774	963	1,737	19	1,756

The table below shows a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	276,443	123,070	100,939	—	500,452	25,126	525,578
Royalties and production taxes	62,561	19,420	14,064	—	96,045	1,565	97,610
Corporate administration	8,011	1,599	3,692	27,087	40,389	1,463	41,852
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	95	—	—	12,618	12,713	—	12,713
Community relations	419	139	1,228	—	1,786	—	1,786
Reclamation liability accretion	1,372	935	735	—	3,042	—	3,042
Realized gains on derivative contracts	(365)	(220)	(10)	—	(595)	—	(595)
Sustaining lease expenditures	249	939	1,024	1,506	3,718	—	3,718
Sustaining capital expenditures(2)	151,468	19,321	25,078	—	195,867	2,392	198,259
Sustaining mine exploration(2)	3,136	1,801	1,111	—	6,048	—	6,048

Total all-in sustaining costs	503,389	167,004	147,861	41,211	859,465	30,546	890,011

Gold sold (ounces)	318,005	142,260	153,466	—	613,731	19,644	633,375

All-in sustaining cost per ounce ($/ gold ounce sold)	1,583	1,174	963	—	1,400	1,555	1,405

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	198,205	20,229	26,128	244,562	2,392	246,954
Fekola underground	(46,128)	—	—	(46,128)	—	(46,128)
Road construction	(609)	—	—	(609)	—	(609)
Land acquisitions	—	(648)	—	(648)	—	(648)
Other	—	(260)	(1,050)	(1,310)	—	(1,310)

Sustaining capital expenditures	151,468	19,321	25,078	195,867	2,392	198,259

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2024 (dollars in thousands):

	For the nine months ended September 30, 2024
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	3,136	3,039	5,191	11,366	—	11,366
Regional exploration	—	(1,238)	(4,080)	(5,318)	—	(5,318)

Sustaining mine exploration	3,136	1,801	1,111	6,048	—	6,048

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Corporate	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$	$

Production costs	250,294	117,219	84,278	—	451,791	50,371	502,162
Royalties and production taxes	74,685	17,254	10,722	—	102,661	3,635	106,296
Corporate administration	7,441	1,762	4,149	27,818	41,170	1,981	43,151
Share-based payments – RSUs/DSUs/PSUs/RPUs(1)	9	—	—	12,482	12,491	—	12,491
Community relations	2,686	123	1,074	—	3,883	—	3,883
Reclamation liability accretion	1,119	859	857	—	2,835	—	2,835
Realized gains on derivative contracts	(2,776)	(2,786)	(929)	—	(6,491)	—	(6,491)
Sustaining lease expenditures	1,117	912	1,194	1,401	4,624	—	4,624
Sustaining capital expenditures(2)	181,262	20,145	46,266	—	247,673	7,327	255,000
Sustaining mine exploration(2)	1,706	2,741	2,453	—	6,900	19	6,919

Total all-in sustaining costs	517,543	158,229	150,064	41,701	867,537	63,333	930,870

Gold sold (ounces)	460,139	137,300	139,700	—	737,139	50,666	787,805

All-in sustaining cost per ounce ($/ gold ounce sold)	1,125	1,152	1,074	—	1,177	1,250	1,182

(1) Included as a component of Share-based payments on the Statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine capital expenditures	211,112	20,947	46,266	278,325	7,327	285,652
Road construction	(5,283)	—	—	(5,283)	—	(5,283)
Fekola underground	(24,567)	—	—	(24,567)	—	(24,567)
Other	—	(802)	—	(802)	—	(802)

Sustaining capital expenditures	181,262	20,145	46,266	247,673	7,327	255,000

The table below shows a reconciliation of sustaining mine exploration to operating mine exploration as extracted from the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 (dollars in thousands):

	For the nine months ended September 30, 2023
	Fekola Mine	Masbate Mine	Otjikoto Mine	Total	Calibre equity investment	Grand Total
	$	$	$	$	$	$

Operating mine exploration	1,706	2,741	2,453	6,900	19	6,919
Regional exploration	—	—	—	—	—	—

Sustaining mine exploration	1,706	2,741	2,453	6,900	19	6,919

Adjusted net income and adjusted earnings per share - basic

Adjusted net income and adjusted earnings per share – basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income attributable to shareholders of the Company adjusted for non-recurring items and also significant recurring non-cash items. The Company defines adjusted earnings per share – basic as adjusted net income divided by the basic weighted number of common shares outstanding.

Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that we do not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company's ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of our operations and the performance of our core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net (loss) income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Net (loss) income attributable to shareholders of the Company for the period:	(633,757)	(43,070)	(618,010)	123,321

Adjustments for non-recurring and significant recurring non-cash items:
Impairment of long-lived assets	661,160	111,597	858,301	116,482
Write-down of mining interests	—	565	636	16,984
Gain on sale of shares in associate	—	—	(16,822)	—
Gain on sale of mining interests	(7,453)	—	(56,115)	—
Regulatory dispute settlement	15,089	—	15,089	—
Unrealized losses (gains) on derivative instruments	6,270	(3,146)	6,269	399
Office lease termination costs	—	—	—	1,946
Loan receivable provision	—	—	—	2,085
Change in fair value of gold stream	1,957	(7,600)	21,196	(6,500)
Loss on dilution of associate	—	—	8,984	—
Deferred income tax (recovery) expense	(14,109)	6,494	(30,419)	1,789

Adjusted net income attributable to shareholders of the Company for the period	29,157	64,840	189,109	256,506

Basic weighted average number of common shares outstanding (in thousands)	1,310,994	1,297,175	1,307,134	1,208,942

Adjusted net earnings attributable to shareholders of the Company per share–basic ($/share)	0.02	0.05	0.14	0.21

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, Investor Relations & Corporate Development
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com